Via EDGAR Transmission

June 14, 2022

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tofla Megaline

Amendment No. 3 to Registration Statement on Form S-1

Filed April 29, 2022

File No. 333- 260430

Ladies and Gentlemen:

Set forth below are the responses of Tofla Megaline (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2022, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1, File No. 333-260430, initially filed with the Commission on April 29, 2022 (the “Amendment No. 3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Amendment No. 3 (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Amendment No. 3.

Amendment No. 4 to Registration Statement on Form S-1

Certain Relationships and Related Transactions, page 29

1. Revise to include all disclosure required pursuant to Item 404 of Regulation S-K, including the March 2022 loan from Mr. Angulo to the Company.

Response:

The Company has revised the disclosure according to Item 404 of Regulation S-K.

On April 20, 2022, Mr. Angulo formally agreed …

General

2. Refer to prior comment 2. Revise to remove the assertion on page 4 that Tofla is not a "shell company." Alternatively, revise to reflect that this assertion represents the belief of Tofla's management. Additionally, please include risk factor disclosure that highlights the consequences to the company if it is determined that you are a "shell company."

Response:

We note your argument to our prior response. However, we do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding customers and selling services to them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in software development for robotic devices. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. We have already started operations and continue to develop our business and our assets consist not only of cash.

4. Since May, 2022 the Company successfully implemented an online payment processor to accept payment methods from our customers, which allowed us to receive our first orders. Thus, we have started to generate revenue. As of date, prepaid income is $1,450.

5. We have developed our website, https://tofla.top/.

We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as “shell company” nor as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

TOFLA MEGALINE

By:	/s/ Rodolfo Guerrero Angulo
Rodolfo Guerrero Angulo
President, Treasurer, Secretary and Director